UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42263

Pheton Holdings Ltd

Room 306, NET Building,

Hong Jun Ying South Road, Chaoyang District,

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

On October 15, 2024, Pheton Holdings Ltd (the “Company”) reported its financial results for the six months ended June 30, 2024. The Company hereby furnishes its “Results for the Six Months Ended June 30, 2024 in Connection with the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024” as exhibit 99.1 to this report.

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Results for the Six Months Ended June 30, 2024 in Connection with the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: October 15, 2024	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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